SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras and ExxonMobil Form Strategic Alliance

Rio de Janeiro, December 14, 2017 - Petróleo Brasileiro S.A. – Petrobras and ExxonMobil today signed a memorandum of understanding regarding a strategic alliance to jointly identify and evaluate potential business opportunities.

The memorandum of understanding was signed in Rio de Janeiro today by Pedro Parente, president of Petrobras, Brad Corson, president of ExxonMobil Upstream Ventures, and Stephen Greenlee, president of ExxonMobil Exploration Company.

Petrobras and ExxonMobil will evaluate areas of mutual interest that bring together their world-class experience across all sectors of the oil and gas production value chain, including opportunities for cooperation in exploration, production, gas and chemicals both inside and outside Brazil.

For Petrobras, the formation of alliances is an important strategy in the Business and Management Plan 2017-2021, since alliances bring significant potential benefits, such as risk sharing, augmented investment capacity in the oil and gas chain, technology sharing and strengthening of corporate governance.

This agreement both exemplifies and reinforces ExxonMobil’s strategic relationship with Petrobras and continuing emphasis on growing this relationship and its business in Brazil, building on its more than 100 years in the country.

In September, Petrobras and ExxonMobil jointly acquired six offshore blocks in the Campos Basin in the Brazil National Agency of Petroleum’s 14th tender round.

About Petrobras:

Petrobras is an integrated energy company with focus in oil and gas, recognized as a leader in deep and ultra-deep water exploration and production, operating mainly in Brazil. Currently, Petrobras produces close to 2.8 million barrels of oil equivalent a day. The company’s core values are respect for life, people and the environment; ethics and transparency; market orientation; excellence and trust; and results. For more information, visit www.petrobras.com.br/en.

About ExxonMobil:

ExxonMobil, the largest publicly traded international energy company, uses technology and innovation to help meet the world’s growing energy needs. ExxonMobil holds an industry leading inventory of resources, is one of the largest refiners and marketers of petroleum products and its chemical company is one of the largest in the world. For more information, visit www.exxonmobil.com or follow us on Twitter www.twitter.com/exxonmobil.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2017.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer